

August 3, 2011

Via E-mail
Mr. Carlos Moctezuma Velasco
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.
Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacan, Sinaloa
Mexico

> **Re:** **Desarrolladora Homex, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed June 30, 2011**
> **File No. 001-32229**

Dear Mr. Moctezuma:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010

Item 15. Controls and Procedures, page 92

(a) Disclosure controls and procedures, page 92

1.	As noted below in our comment on Exhibit 13, in your certification pursuant to Section 906 of the Sarbanes-Oxley Act, you incorrectly refer to your annual report Form 20-F for the year ended December 31, 2008 rather than your annual report Form 20-F for the year ended December 31, 2010. In view of this, please tell us in reasonable detail the basis for your officers' conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

(d) Changes in internal control over financial reporting, page 94

2.   We note your disclosure regarding changes in your internal control over financial reporting. We further note that you have qualified this disclosure with the clause "[e]xcept for the matters described above." In future filings, please do not use this or similar statements to qualify your conclusion. If there have been changes that you are required to disclose by Item 308(c) of Regulation S-K, please state that there have been changes and provide the required disclosure.

Note 32 – Supplemental Guarantor Information, page F-60

3.   We refer to your annual condensed consolidating financial statements pursuant to Rule 3-10 of Regulation S-X. In this regard, please:

- Confirm to us and clarify in future filings that Edificaciones Beta del Noroeste, S. de R.L. de C.V., Edificaciones Beta del Norte, S.de R.L. de C.V., and Edificaciones Beta Del Noroeste, S. de R.L. de C. V. are "100% owned" as defined in Rule 3-10(h)(1) of Regulation S-X;
- Explain to us why parent company equity is not equal to consolidated equity in the condensed consolidating balance sheets;
- Explain to us and clarify in future filings why the parent company recorded revenue for the years ended December 31, 2008 and December 31, 2009, including what these amounts relate to; and
- Explain to us how and why the parent company recorded positive operating cash flows during the years ended December 31, 2010 and December 31, 2008.

Exhibits 12(a)(1) and 12(a)(2)

4.   Instruction 12 for exhibits to an annual report on Form 20-F specifies that the certifications must be exactly as set forth in the instruction. We note that you changed:

- The phrase "The registrant's other certifying officer(s) and I" to the phrase "The Company's other certifying officer and I" in paragraphs 4 and 5.
- The word "registrant's" to the word "Company's" in paragraphs 4, 4(c), 4(d), 5, 5(a), and 5(b).
- The word "registrant" to the word "Company" in paragraphs 4 and 4(a).

Please ensure that you do not make unpermitted changes in future filings.

Exhibit 13

5.   We note the incorrect reference to Homex's annual report on Form 20-F for the year ended December 31, 2008. The certification should refer to your fiscal year ended December 31, 2010. Please promptly file a full amendment to your annual report on Form 20-F for the year ended December 31, 2010 to correct this certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly at (202) 551-3728 or Dietrich King at (202) 551-3338 with any other questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief

cc: Michael A. Fitzgerald, Esq.
        Dewey & LeBoeuf LLP